news release

Zi Corporation Signs Major Multi-Language Text Input Deal With ZTE

eZiText, eZiType and Decuma to be Used in ZTE Devices in Multiple Languages

CALGARY, AB, December 18, 2008 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), (the "Company" or "Zi"), a leading provider of solutions for mobile search, text input and advertising, today announced that it has entered into a new licensing agreement with ZTE Corporation (SZSE:ZTE)(HKEX:ZTE), which will create a significant revenue stream for Zi from the Chinese giant.

After licensing eZiTextTM for over eight years, ZTE now intends to include all currently available Zi input solutions, including eZiTypeTM and DecumaTM, across its entire handset portfolio in multiple languages. ZTE manufactures over 50 types of mobile devices every year, including GSM, CDMA, WCDMA, TD-SCDMA and dual-mode handsets, and has sales in over 100 countries globally.

Adam Zhang, Director of Research and Development at ZTE Corporation, said "ZTE has the most complete telecommunications product lines in the world, covering every vertical sector of the wireline, wireless and terminal markets. ZTE will exclusively use Zi text input products in all its devices to meet the demands of its customers in China and abroad."

Milos Djokovic, President and CEO of Zi Corporation said "ZTE is China's largest handset manufacturer, and has been a customer of Zi for many years. Their decision to fully integrate our entire range of input solutions demonstrates their full satisfaction with our products and services. This is a significant milestone for Zi in Asia as we now have won multi-year contracts with most major Chinese mobile OEM's and thus continue to steadily grow our market share and revenue opportunities in the area."

About ZTE

ZTE is a leading global provider of telecommunications equipment and network solutions. The ZTE product range is the most complete in the world - covering virtually every sector of the wireline, wireless, service and terminals markets. The company delivers innovative, custom-made products and services to over 500 operators in more than 140 countries, helping them to achieve continued revenue growth and to shape the future of the world's communications. ZTE commits around 10% of annual turnover to research and development and takes a leading role in a wide range of international bodies developing emerging telecoms standards. It is the fastest growing telecoms equipment company in the world, and is China's only listed telecoms manufacturer, with shares publicly traded on both the Hong Kong and Shenzhen Stock Exchanges. In the Asian Wall Street Journal's Readers' Survey 2007,

ZTE was among the 'Top 10 Most Admired Companies in China', the only company that was included in the Top 10 list representing the telecom industry. ZTE was awarded the "Most Promising Vendor of the Year" by Frost & Sullivan in its 2007 Asia Pacific ICT Awards, and was reported as the fastest growing telecom equipment and solutions provider among the major telecom vendors worldwide by IDC in 2007. ZTE was included in BusinessWeek's 2006 ranking of China's Top 20 Brands. For more information, please visit www.zte.com.cn.

About Zi Corporation

Zi Corporation is a leading provider of discovery and usability solutions for mobile search, input and advertising. Zi Corporation's suite of award-winning products offers innovative ways for mobile operators to showcase new services and content to their subscribers, while encouraging users to get the most out of their communication devices. Increased device usage can help mobile operators drive additional revenues and lead to improved customer retention.

Zi products are featured on more than 1000 handset models and implemented across most technology platforms in the market today.

Zi is a software company committed exclusively to evolving its innovative product family in support of its licensees worldwide. A publicly traded company, Zi Corporation is currently listed on Nasdaq (ZICA) and the Toronto Stock Exchange (ZIC). For more information, please visit zicorp.com.

This release may be deemed to contain forward-looking statements under applicable securities laws. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties, including without limitation, the implementation and use of Zi software by ZTE. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi OEM customers, including ZTE and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

ZiTM, eZiTypeTM, eZiTextTM, DecumaTM and QixTM are trademarks of Zi Corporation and/or its subsidiaries. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

Cameron & Associates	Zi Corporation	Zi Corporation
Al Palombo	Milos Djokovic, CEO	Blair Mullin, CFO
212-554-5488	403-233-8875	403-233-8875
al@cameronassoc.com	milos@zicorp.com	bmullin@zicorp.com